First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

August 17, 2017

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed July 28, 2017
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“First Solar,” the “Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2017 with respect to the above-referenced Form 10-K and Form 10-Q.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Construction of Some of the World’s Largest PV Solar Power Systems, page 51

1.
Tell us why you refer to the California Flats, Rosamond, and Sun Streams projects as contracted projects since you include these projects in the table for projects not sold/not contracted rather than the table for projects sold/under contract.

We respectfully advise the Staff that the development of utility-scale photovoltaic (“PV”) solar power plants, which process we refer to as project development, involves obtaining and/or negotiating a number of significant agreements, including power purchase agreements or other offtake agreements (such agreements, “PPAs”) for the purchase and sale of electricity to be generated by the power plant. Once a development project has a PPA, the project is commonly referred to as a contracted project, even prior to the execution of a project sales agreement, given the relative importance of such an agreement to the valuation of the project. Conversely, the valuation of projects without a PPA, for which electricity is sold on an open contract basis, is subject to greater variability and is typically lower than contracted projects. Accordingly, the California Flats, Rosamond, and Sun Streams projects were referred to as contracted projects because each project was subject to a PPA, but the projects were included in the “Projects with Executed PPA Not Sold/Not Contracted” table because they were not yet subject to project sales agreements.

In our Quarterly Report on Form 10-Q for the period ended June 30, 2017, we revised our systems project pipeline disclosures, in part, to clarify certain differences between projects under project sales agreements and projects with contracted PPAs but not yet subject to project sales agreements. We will revise future filings to further clarify such differences, including by changing the titles of our systems project pipeline tables to “Projects Under Sales Agreements” and “Projects with Executed PPAs Not Under Sales Agreements” and by either avoiding the use of the term “contracted projects” or clarifying how it will be used in the filing.

Item 8. Financial Statements

Consolidated Statements of Operations, page 81

2.	Please classify the amount of your goodwill impairment losses as a separate line item in the income statement consistent with ASC 350-20-45-2 in future filings.

We respectfully acknowledge the Staff's comment and will revise future filings to classify our goodwill impairment losses as a separate line item in our consolidated statement of operations to the extent such losses are material.

Note 2. Summary of Significant Accounting Policies

Asset Impairments, page 87

3.
Tell us the carrying value of the German and Vietnam manufacturing plants, how you valued the plants under the held for sale model under ASC 360-10-35, and how you considered ASC 360-10-35-44 when you changed your plans for the Vietnam plant.

We respectfully advise the Staff that in February 2012 we decided not to proceed with our Vietnamese manufacturing plant, which was under construction. Furthermore, we initiated plans to dispose of the plant via sale and classified it as held for sale in our consolidated balance sheet beginning in March 2012 as the plant met all of the held for sale criteria under ASC 360-10-45-9. Accordingly, we recorded the plant at its fair value less costs to sell the facility, resulting in an adjusted carrying value of $46 million. We determined the plant’s fair value using a combination of cost and income based valuation techniques, which included various observable inputs such as property square footage, ground lease rates, rental rates, consumer price index inflation rates, and interest rates.

In December 2013, we revised our marketing strategy for the plant and expanded the range of potential buyers in response to market conditions and lower than expected demand for the facility. As a result of such actions, we lowered the carrying value of the plant to $21 million, which represented its revised fair value less costs to sell. We determined the plant’s revised fair value using an updated combination of cost and income based valuation techniques, which reflected adjusted price inputs for the new group of targeted buyers.

In June 2015, we reclassified our Vietnamese manufacturing plant as held and used pursuant to ASC 360-10-35-44 as the plant no longer met all of the held for sale criteria. Specifically, the plant did not meet the criterion under ASC 360-10-45-9(d), which states, “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.” Such change was prompted by continued challenges in the local Vietnamese real estate market for facilities of the size and scale of our manufacturing plant. Despite the reclassification, we continued to actively market the plant for sale.

As noted above, the subsequent measurement of assets previously classified as held for sale is discussed in ASC 360-10-35-44, which provides the following guidance for assets that are no longer intended to be sold or otherwise fail to meet the held for sale criteria:

“If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset (disposal group) previously classified as held for sale, the asset (disposal group) shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of the following:

a. Its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used

b. Its fair value at the date of the subsequent decision not to sell.”

Consistent with this guidance, we evaluated the need to further adjust the carrying value of our plant as a result of the change in its classification. Per such evaluation, no material adjustment was required as the fair value of the plant at the date of reclassification, which represented the lower of the two measurement methods provided under ASC 360-10-35-44, was consistent with the plant’s then-current carrying value and the costs to sell the facility were not significant. We determined the plant’s fair value at the date of reclassification using valuation techniques consistent with our prior valuations.

In July 2017, we announced our plans to utilize our Vietnamese manufacturing plant for production of our next generation Series 6 module technology. Such decision provided First Solar with several operational benefits, including (i) the ability to add additional Series 6 production lines without ramping down current Series 4 production, (ii) flexibility in production capacity during our Series 6 transition period, and (iii) installing Series 6 production lines in a facility that is identical to our Malaysian manufacturing plant where such lines are currently being installed, which is expected to accelerate and facilitate a cost-effective installation. These revised Series 6 production plans for our Vietnamese manufacturing plant were not known at the time of the plant’s reclassification from held for sale to held and used in June 2015. Accordingly, the aforementioned guidance under ASC 360-10-35-44 was not applicable to our recently announced plans for our Vietnamese manufacturing plant.

In April 2012, we decided to close our German manufacturing plant by the end of the year; however, the plant was not classified as held for sale as it was not available for immediate sale in its then-present condition and was not expected to qualify for recognition as a completed sale within one year. Since its closure, we have continued to market the plant for sale but have not yet sold the facility. Furthermore, we do not expect to complete the sale of the facility within one year, and the plant remains classified as held and used.

As of December 31, 2016, the carrying values of our Vietnamese and German manufacturing plants, including land, buildings, and building improvements, were $20 million and $13 million, respectively.

Product Warranties, page 91

4.
Tell us whether your transition to Series 6 modules will impact your ability to provide compatible replacement modules and potentially expose you to liabilities beyond the limitations of your module warranties as discussed on page 28.

We respectfully advise the Staff that our limited module warranties typically provide us with the option to repair or replace covered modules, provide additional modules, or make a cash payment equal to the then-current market or original sales price of the modules, depending on the specific terms of the warranty. However, certain historical versions of our limited module warranties may not provide a refund remedy.

We do not expect our transition to Series 6 module manufacturing to have an adverse effect on our ability to satisfy warranty claims for legacy module technologies due to the optionality of our available warranty remedies and the various supply capabilities described below:

•	We expect to maintain legacy Series 2, Series 3, and Series 4 module manufacturing capabilities to address the aftermarket warranty needs of our customers;

•
We expect to continue to maintain adequate module inventory levels of each legacy product series and periodically evaluate whether such levels are appropriate to address aftermarket warranty demand; and

•	We expect our Series 6 production lines to have the capability to produce legacy product series at appropriate replacement module specifications.

We have a long history of providing replacement modules for our Series 2 and Series 3 modules under our limited warranty obligations and expect to be able to continue to satisfy such obligations, including any related to our Series 4 modules, via the methods noted above. For example, in March 2017, we produced approximately 100,000 Series 2 replacement modules despite such product being commercially discontinued in 2011. Accordingly, our available contractual remedies and supply capabilities mitigate our exposure to any liabilities beyond the limitations of our module warranty programs.

Note 4. Restructuring and Asset Impairments

Other Goodwill Impairments, page 98

5.	Tell us the facts and circumstances that led to the impairment of your systems reporting unit goodwill. Please disclose the information required by ASC 350-20-50-2 in future filings.

We respectfully advise the Staff that the impairment of our systems reporting unit goodwill in the fourth quarter of 2016 was primarily driven by a strategic shift in the mix of our module and system net sales, which was approved by the our board of directors in November 2016. Such shift involved an expected reduction in the annual megawatts sold through systems business projects from approximately two gigawatts per year over the past several years to approximately one gigawatt per year going forward. Other factors that contributed to the impairment included our reduced market capitalization and the challenging conditions within the solar industry as of the date of our testing. We will revise future filings to include further descriptions of the facts and circumstances leading to the impairment of our systems reporting unit goodwill.

Note 16. Commitments and Contingencies

Product Warranties, page 123

6.	Tell us why you changed the percentage estimate used to determine your warranty liability for modules from 3% to the range of 1% to 3%.

We respectfully advise the Staff that we have released various series of modules since the inception of First Solar, including our Series 2 technology, which was discontinued in 2011; our Series 3 technology, which was discontinued in 2015; and our current Series 4 technology, which was launched in 2014. Historically, we grouped all of our module technologies together for purposes of estimating our limited product warranty liabilities for power output and defects in materials and workmanship. However, in September 2016, we began estimating such product warranty liabilities using two separate groups based on the emergence of data supporting fundamental differences in warranty-related return rates. Specifically, our Series 4 technology had a lower-than-expected return rate as compared to legacy module technologies due to continued manufacturing and technology improvements. We regularly monitor all estimates used to determine our product warranty liabilities, including estimates related to specific groupings by module series, and revise such estimates based primarily on the number of our solar modules under warranty installed at customer locations, our historical experience with warranty claims, our monitoring of field installation sites, our internal testing and the expected future performance of our solar modules, and our estimated per-module replacement costs. Accordingly, in our Quarterly Report on Form 10-Q for the period ended September 30, 2016, we updated our product warranties disclosure to reflect the revised range of return rates used to determine our product warranty liabilities.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies, page 7

7.
Tell us your significant payment terms and how the timing of satisfaction of performance obligations relates to the timing of payment and the effect on the contract asset and liability balances. Disclose the information required by ASC 606-10-50-9 and 50-12(b) in future filings.

We respectfully advise the Staff that our module and other equipment sales generally include up to 45-day payment terms following the transfer of control of the products to the customer. In addition, certain module and equipment sale agreements may require a down payment for a portion of the transaction price upon or shortly after entering into the agreement or related purchase order. Payment terms for sales of our solar power systems; engineering, procurement, and construction (“EPC”) services; and operations and maintenance services vary by contract but generally are due upon demand or occur within several months of satisfying the associated performance obligations. We typically do not include extended payment terms in our contracts with customers.

We record contract assets (e.g., “Accounts receivable, unbilled” or “Retainage”) for revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. Billing requirements under such contracts are generally structured around the completion of certain construction milestones, and portions of contract prices earned by us for work performed may also be held for payment by the customer as a form of security until we reach certain construction milestones. We also record contract liabilities (e.g., “Deferred revenue”) for consideration received from a customer prior to transferring goods or services under the terms of a sales contract. Such situations may result from billings in excess of costs incurred on long-term construction contracts or advance payments received on sales of solar modules. Accordingly, we may record contract assets or contract liabilities for our long-term construction contracts depending on the relative timing of the satisfaction of performance obligations and the receipt of consideration from our customers, and we may record contract liabilities for down payments on certain module sales.

We will revise future filings to include additional information on the significant payment terms in contracts with our customers and the relationship between such terms and the timing of satisfaction of any associated performance obligations.

Revenue Recognition – Solar Power System Sales and/or Engineering, Procurement, and Construction Services. page 8

8.
We note your disclosure that your solar power system sales include performance guarantees that represent a form of variable consideration and are recognized as adjustments to revenue. Please help us better understand your accounting for these potential bonus payments and/or liquidated damages. In this regard, based on your disclosure, it is unclear to us whether these amounts are included as part of your estimate of your transaction price at the outset of the arrangement and then reassessed at the end of each reporting period. Refer to ASC 606-10-32-5 through 32-10 and ASC 606-10-32-14.

We respectfully advise the Staff that estimates of net contract revenues (i.e., transaction prices) for sales of solar power systems and EPC services may include several forms of variable consideration, such as performance incentives, liquidated damages, and other payments to customers. Potential bonuses or liquidated damages arising from system performance guarantees are estimated at contract inception at their “most likely amount” in accordance with ASC 606-10-32-8 and then updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

9.
Please help us better understand how you reflect consideration in the form of a non-controlling interest as part of your transaction price. In this regard, clarify for us which amounts are included in your estimate of fair value at contract inception and why any profit associated with the non-controlling interest is deferred. Refer to ASC 606-10-32-21 through 32-24.

We respectfully advise the Staff that for sales of solar power systems in which we obtain a noncontrolling interest in the project sold to the customer, we recognize all of the revenue for the consideration received, including the fair value of the noncontrolling interest we obtained pursuant to the provisions of ASC 606-10-32-21, which states, “To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the noncash consideration (or promise of noncash consideration) at fair value.” Accordingly, the estimated transaction price in such system sales includes cash consideration received from the customer, estimates of variable consideration (if any), and the fair value of the noncontrolling interests we obtain, which are typically recorded as equity method investments due to the level of our influence, but not control, over the project’s operating and financial activities.

Although ASC 610-20 addresses sales of nonfinancial assets to noncustomers, the guidance highlights certain consistencies with the previously mentioned measurement and recognition principles of ASC 606. Specifically, ASC 610-20-32-4 indicates that noncontrolling interests obtained in sales of nonfinancial assets to noncustomers should also be measured at fair value:

“If an entity transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset in exchange for a noncontrolling interest, the entity shall consider the noncontrolling interest received from the counterparty as noncash consideration and shall measure it in accordance with the guidance in paragraphs 606-10-32-21 through 32-24. Similarly, if a parent transfers control of a distinct nonfinancial asset or in substance nonfinancial asset by transferring ownership interests in a consolidated subsidiary but retains a noncontrolling interest in its former subsidiary, the entity shall consider the noncontrolling interest retained as noncash consideration and shall measure it in accordance with the guidance in paragraphs 606-10-32-21 through 32-24.”

Paragraph 4 of the Background Information and Basis for Conclusions (“BC”) of ASU 2017-05, further clarifies the common measurement of transaction prices under ASC 606 and ASC 610-20 as follows:

“The Board also wanted to avoid having two sets of recognition and measurement guidance for transfers of real estate depending on whether the transfer was with a customer. At the time the Board was deliberating the revenue recognition guidance, it noted that the guidance for all real estate sales was in Subtopic 360-20, Property, Plant, and Equipment – Real Estate Sales. However, upon the effective date of the amendments in Update 2014-09, a contract for the sale of real estate to a customer would be within the scope of Topic 606. The Board considered the implications of retaining the guidance in Subtopic 360-20 for a contract for the sale of real estate to a noncustomer and noted that retaining that guidance could result in an entity recognizing the profit or loss on a real estate sale differently depending on whether the transaction is with a customer. The Board decided that because there is little economic difference between the sale of real estate to a customer and the sale of real estate to a noncustomer, the recognition and measurement guidance should be the same and the only difference should relate to the presentation of the profit or loss in the statement of comprehensive income. That is, the profit (loss) on the sale of real estate to a customer should be presented as revenue (expense), whereas the profit (loss) on the sale of real estate to a noncustomer should be presented as a gain (loss).”

Estimating the fair value of the noncontrolling interest we obtain begins with the valuation of the entire solar project (i.e., solar power system) being sold to the customer. Such valuation generally uses an income based valuation technique in which relevant cash flows are discounted to estimate the expected economic earnings capacity of the project. Typical factors considered in a project’s valuation include expected energy generation, the duration and pricing of the PPA, the pricing of energy to be sold on an open contract basis following the termination of the PPA (i.e., merchant pricing curves), other offtake agreements, the useful life of the system, tax attributes such as accelerated depreciation and tax credits, sales of renewable energy certificates, interconnection rights, operating agreements, and the cost of capital.

Once the overall project valuation is agreed upon with the customer, we determine the relative value related to our specific ownership interests conveyed through the transaction agreements, including the membership interest purchase and sale agreement and the limited liability company agreement (or equivalent) of the project or its holding company. For example, our customer may be allocated 99% of the project’s tax attributes and 51% of all cash distributions. In such an instance, we would then estimate the fair value of the remaining 1% of tax attributes and 49% of cash distributions using the same model for the overall project valuation to determine the fair value of the noncontrolling interest. Although we may temporarily hold a noncontrolling ownership interest in certain projects for a period of time, we generally seek to sell such interests shortly after selling the associated project to a customer. We account for the sale of any noncontrolling interests pursuant to the provisions of ASC 323.

For sales of solar power systems in which we obtain a noncontrolling interest in the project sold to the customer, we also defer any profit associated with the noncontrolling interest obtained in accordance with ASC 323-10-35-7, which states:

“Intra-entity profits and losses shall be eliminated until realized by the investor or investee as if the investee were consolidated. Specifically, intra-entity profits or losses on assets still remaining with an investor or investee shall be eliminated, giving effect to any income taxes on the intra-entity transactions except for any of the following:

a. A transaction with an investee (including a joint venture investee) that is accounted for as a deconsolidation of a subsidiary or a derecognition of a group of assets in accordance with paragraphs 810-10-40-3A through 40-5

b. A transaction with an investee (including a joint venture investee) that is accounted for as a change in ownership transaction in accordance with paragraphs 210-10-45-21A through 45-24

c. A transaction with an investee (including a joint venture investee) that is accounted for as the derecognition of an asset in accordance with Subtopic 610-20 on gains and losses from the derecognition of nonfinancial assets.

As sales of solar power systems under ASC 606 are not included in the scope exceptions noted above, we determine the amount of profit to defer using the fair value of the noncontrolling interest obtained (as described above) and our proportionate share of costs based on our legal ownership interest. We then recognize any deferred profit on a straight-line basis over the useful life of the underlying system or upon the sale of the nonontrolling interest obtained to a third-party. Such deferral and recognition of profit also aligns with the Board’s acknowledgment of the related inconsistency between ASC 606 and ASC 610-20 as noted in BC67 of ASU 2017-05, which states, “this Update amends paragraph 323-10-35-7 to require that no gain or loss should be eliminated when an entity transfers an asset subject to Subtopic 610-20. The Board acknowledged that this is inconsistent with revenue transactions with equity method investees.” Accordingly, we recognize all of the revenue for the consideration received from the sale of a solar power system, including the fair value of any noncontrolling interest obtained, under ASC 606 and defer any profit associated with such interest under ASC 323.

10.
Revise future filings to disclose why for performance obligations that you satisfy over time the method used provides a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

We respectfully acknowledge the Staff's comment and will revise future filings to include the following statement, “Costs based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term construction contracts and therefore reflect the transfer of goods to a customer under such contracts.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Systems Project Pipeline, page 54

11.
Tell us why you did not remove the Luz del Norte project from the table since you intend to hold this asset for several years and you may remove projects from the table if you decide to temporarily own and operate a project.

We respectfully advise the Staff that projects are typically removed from our systems project pipeline tables once we substantially complete construction of the projects and after substantially all of the associated project revenue has been recognized. Projects, or portions of projects, may also be removed from the tables in the event an EPC-contracted or partner-developed project does not obtain permitting or financing, a project is not able to be sold due to the changing economics of the project or other factors, or we decide to temporarily own and operate, or retain interests in, such project based on strategic opportunities or market factors. Historically, we have only removed a limited number of projects from our pipeline tables due to specific facts and circumstances. Such historical removals include the following:

•
In September 2015, we removed our 30 MWac Barilla Solar project in Pecos County, Texas from the pipeline tables as a result of our decision to hold the project for investment tax credit purposes. Our ability to use such credits is contingent upon our maintaining certain ownership interests in the project for a number of years.

•
In September 2015, we also removed our 10 MWac Marikal Solar project in Telangana, India from the pipeline tables due to our decision to use the project as a holding and project financing company for additional project development in India. Such legal structure limits our ability to sell the project until certain other subsidiary projects are sold.

•
In December 2016, we removed our 310 MWac Tribal Solar project from the pipeline tables as we subsequently discontinued development of the project in January 2017 due to various factors, including significant uncertainties and risks related to land use rights and obtaining required permits and approvals. Accordingly, we notified the PPA offtaker that we were unwilling to pay the excess costs related to certain transmission upgrades and new transmission facilities, and the PPA was terminated pursuant to its terms.

•
In June 2017, we removed a 20 MWac project within our India project portfolio from the pipeline tables as we discontinued development of the project due to its economics being adversely impacted by the new goods and service tax in India and other regulatory changes, which reduced energy offtake prices after a certain date.

In contrast to the projects above, we have not taken significant actions that may temporarily limit our ability to sell our 141 MWac Luz del Norte project located near Copiapó, Chile. Since placing the project in service in June 2016, we acquired PPAs for an additional 39 MWac of the project’s capacity and amended the terms of the project’s debt arrangements to better align the project’s expected cash flows with the servicing of the debt. We expect the economics of the project to improve following transmission upgrades, which are currently in progress, and for this reason, we continue to include the Luz del Norte project in the pipeline tables consistent with our intention and ability to sell the project. We expect to hold the project for a period of time until we are able to sell it on economically attractive terms.

* * * * *

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 414-9383.

Sincerely,

/s/ Bryan Schumaker
Bryan Schumaker
Chief Accounting Officer